TIENS BIOTECH GROUP (USA), INC. LETTERHEAD

                                 March 29, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg
            Division of Corporate Finance

Re:  Tiens Biotech Group (USA), Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     File Number:  001-32477

Dear Mr. Rosenberg:

On February 14, 2007, Tiens Biotech Group (USA), Inc. (the "Company") provided a response (the "February 14th Response") to a comment letter issued by the Securities and Exchange Commission (the "Commission") dated December 21, 2006 (the "Comment Letter"). On March 19, 2007 our legal advisors, Loeb & Loeb, received a telephone call from Vanessa Robertson of the Commission's staff. During that call Ms. Robertson provided additional verbal comments on the Company's February 14th Response. The Company is providing the following responses to the comments received from Ms. Robertson, with each paragraph numbered to correspond to the order of the numbered comments in the Comment Letter.

By Federal Express, the Company is furnishing the Commission's staff (the "Staff") with a copy of this letter and the February 14th Response. Along with this letter, the Company is concurrently filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Annual Report").

QUESTION 3:
NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, PAGE F-19
--------------------------------------------------------------------

The 20% minority owner of the Company's subsidiary, Tianjin Tianshi Biological Development Co., Ltd. ("Biological") is Tianjin Tianshi Pharmaceuticals Co., LTD. ("Pharmaceuticals"). In 2005 Pharmaceuticals had an aggregate total debt of $6,016,548 outstanding to Biological. Pursuant to an agreement between Pharmaceuticals and Biological, the parties agreed to offset the amount of Pharmaceuticals' debt against dividends payable to Pharmaceuticals in the amount of $6,074,684.

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

The right of offset existed because:

     1. Pharmaceuticals had a determinable outstanding debt payable to Biological;
     2. Biological had a determinable obligation to pay a dividend to Pharmaceuticals;
     3.   The Company had the right to offset the two amounts;
     4.   Both the Company and Pharmaceuticals agreed to offset the two amounts;
          and
     5.   The agreement to offset is enforceable under Chinese contract law.

The balance of $58,136 was paid to the Pharmaceuticals in cash in 2005 as shown in the Consolidated Statements of Cash Flows for 2005.

QUESTION 4
NOTE 7 - RELATED PARTY TRANSACTIONS, PAGE F-21
----------------------------------------------

The Company confirms that it will include a discussion of the terms and manner of settlement in future filings and has provided the following additional disclosure regarding the related party transactions between the Company and Tianjin Juchao Commercial and Trading Co. in Note 18 of the Notes to Consolidated Financials Statements included in its 2006 Annual Report.

Transaction with Tianshi Group
------------------------------

On October 15, 2005 the Company made a loan of $2.4 million with no interest to Tianjin Juchao Commercial and Trading Co., Ltd ("Juchao"), a Chinese company owned 40% by Jinyuan Li and 60% by Baolan Li, his daughter. Subsequently, during the second quarter of 2006, the owners began dissolving Juchao and the related $2.4 million other receivable obligation was transferred to and assumed by Tianshi Group.

QUESTION 5:
NOTE 12 - MINORITY INTEREST DISTRIBUTIONS, PAGE F-28
----------------------------------------------------

The Company confirms that it will disclose the information included in this response in future filings along with a revised table that links the dividends declared in RMB to U.S. dollar and has included it in Note 12 of the Notes to Consolidated Financials Statements in its 2006 Annual Report.

                                               Sincerely,


                                                      /s/ Wenjun Jiao
                                                      --------------------------
                                               Name:  Wenjun Jiao
                                               Title: Chief Financial Officer

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